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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                     DATA PROCESSING RESOURCES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                     DATA PROCESSING RESOURCES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  237823 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            RICHARD D. TIPTON, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                     DATA PROCESSING RESOURCES CORPORATION
                       18301 VON KARMAN AVENUE, SUITE 600
                                IRVINE, CA 92612
                                 (949) 553-1102
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
     TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                             ELAINE R. LEVIN, ESQ.
                             KAREN C. GOODIN, ESQ.
                               RIORDAN & MCKINZIE
                       695 TOWN CENTER DRIVE, SUITE 1500
                              COSTA MESA, CA 92626
                                 (714) 433-2900

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Data Processing Resources Corporation, a California corporation ("DPRC" or the "Company"). The address of the principal executive offices of the Company is 18301 Von Karman Avenue, Suite 600, Irvine, CA 92612. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or "Schedule 14D-9") relates is the Company's Common Stock, no par value ("Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer by Compuware Corporation, a Michigan corporation ("Parent"), and COMP Acquisition Co., a California corporation and wholly owned subsidiary of Parent ("Purchaser") to purchase all of the outstanding Shares held by the Company's shareholders at $24.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 30, 1999 (as amended or supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, the "Letter of Transmittal", which together with the Offer to Purchase, constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is more fully described in the Offer to Purchase and in a Tender Offer Statement on Schedule 14D-1 dated June 30, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder.

     The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of June 23, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer (or the expiration of the Offer and subsequent receipt of approval by the Company's shareholders) and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the California General Corporation Law (the "CGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by the Company or any subsidiary of the Company or by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time (the "Ineligible Shares") and Shares held by Company shareholders who properly perfect their dissenters' rights under the CGCL (the "Dissenting Shares")) will be converted automatically into the right to receive the Offer Price, without interest. The Merger Agreement, a copy of which is filed as Exhibit 7 hereto, is summarized in Sections 10, 12 and 14 of the Offer to Purchase and incorporated by reference herein.

     The address of the principal executive offices of Parent and Purchaser is 31440 Northwestern Highway, Farmington Hills, Michigan 48334-2564.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, is set forth in Item 1 above. All information contained in this
Schedule 14D-9 or incorporated herein by reference concerning Purchaser or Parent, or actions or events with respect to either of them, was provided by Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

     (b) (1) Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates are described in the Information Statement dated June 30, 1999, included as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Information Statement is also being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company

(the "Board") other than at a meeting of the shareholders of the Company. In considering the recommendations of the Board, the shareholders of the Company should be aware that certain members of the Board and certain of the Company's officers have interests in the Merger and the Offer which are described herein and in the Information Statement and incorporated by reference herein and which may present them with certain conflicts of interest. For example, the consummation of the Offer and/or the Merger will accelerate the vesting of unvested stock options for certain officers of the Company. See "Executive Officers, Compensation and Other Information -- Employment Agreements and Change in Control Arrangements" contained in the Information Statement. Each of the members of the Board was aware of these potential conflicts and considered them along with the other factors described in Item 4(b) below. Other such contracts, agreements, arrangements and understandings known to the Company are described below or are summarized in the Offer to Purchase, which is incorporated herein by reference.

     ACCELERATED VESTING OF CERTAIN UNVESTED STOCK OPTIONS. The consummation of the Offer and/or the Merger will constitute a "Change of Control" for purposes of all unvested options to purchase an aggregate of approximately 570,000 Shares which were granted to four executive officers of the Company and for purposes of unvested options to purchase approximately 9,200 Shares granted to another officer of the Company. See "Security Ownership of Certain Beneficial Owners and Management" contained in the Information Statement for the aggregate number of options that will become exercisable as a result of the consummation of the Offer and/or the Merger for each of the Company's executive officers.

     TREATMENT OF STOCK OPTIONS. Pursuant to the Company's stock option plans, following the Effective Time, each option to purchase Shares granted pursuant to the Company's stock option plans ("Options") shall, upon vesting, due exercise and payment of the exercise price of such Option, entitle the optionee to receive an amount equal to the Offer Price per Share subject to such Option. Each Option will continue the same vesting schedule following the Effective Time, with the optionee receiving credit for continuous service with the Company prior to the Effective Time.

     SEVERANCE PAYMENTS. Certain executive officers are entitled to receive severance payments in the event they are terminated by the Company without cause or resign for good reason pursuant to the terms of their employment or severance agreements. See "Executive Officers, Compensation and Other Information -- Employment Agreements and Change in Control Arrangements" contained in the Information Statement. In addition, other officers and employees of the Company and its subsidiaries are entitled to receive severance payments in amounts equal to up to three, six, nine or twelve months of their salary pursuant to the terms of their employment agreements, if their employment with the Company is terminated without cause.

     (b) (2) MERGER AGREEMENT AND SHAREHOLDER TENDER AND VOTING
AGREEMENT. Parent, Purchaser and the Company entered into the Merger Agreement on June 23, 1999. In connection with the Merger Agreement, Purchaser entered into a Shareholder Tender and Voting Agreement with all officers and directors of the Company and one shareholder of the Company pursuant to which each of such individuals agreed, subject to the terms and conditions of the Shareholder Tender and Voting Agreement, to tender the Shares owned by such individuals in the Offer, to vote their Shares in favor of the Merger if the Offer is not consummated and not to exercise any stock option or any other securities exercisable for, or convertible into, capital stock of the Company held by such individuals during the period commencing with the consummation of the Offer and ending at the Effective Time. The Merger Agreement and the Shareholder Tender and Voting Agreement are filed, respectively, as Exhibits 7 and 8 hereto, are summarized in the Introduction to, and Sections 10, 12 and 14 of, the Offer to Purchase and are incorporated herein by reference.

     AMENDED EMPLOYMENT AGREEMENTS. In connection with the Merger Agreement, Mary Ellen Weaver, Chairman of the Board, Chief Executive Officer and a Director of the Company, Thomas A. Vadnais, President, Chief Operating Officer and a Director of the Company, and David M. Connell, Executive Vice President and a Director of the Company, each entered into amendments to their existing employment agreements with such amendments to be effective at the Effective Time. Such amendments are filed as Exhibit 16 hereto, are summarized in Section 17 of the Offer to Purchase and are incorporated herein by reference.

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     NONCOMPETITION AGREEMENTS.  In connection with the Merger Agreement, each of Ms. Weaver and Mr. Connell entered into a noncompetition agreement with Parent and the Company. Ms. Weaver's noncompetition agreement begins on the Effective Time and ends on the later of the third anniversary of the Merger or the first anniversary of the termination of her employment with the Company or Parent. Mr. Connell's noncompetition agreement begins on the Effective Time and ends on the later of the first anniversary of the Merger or the first anniversary of the termination of his employment with the Company or Parent. Such noncompetition agreements are filed as Exhibit 17 hereto, are summarized in
Section 17 of the Offer to Purchase and are incorporated by reference herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Board Action. At a meeting on June 23, 1999, the Board reviewed the status of the acquisition discussions with Parent. At that meeting, Thomas Weisel Partners LLC ("Weisel") delivered its oral opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such shareholders from a financial point of view. Weisel's oral opinion was confirmed in an opinion letter dated June 23, 1999 (the "Fairness Opinion"), a copy of which is attached as Annex B hereto and is incorporated herein by reference. The Fairness Opinion is described in more detail below. At the conclusion of the meeting, the Board unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. The Board unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, approve and adopt the Merger Agreement and approve the Merger.

     (b)(1) Background of the Offer. In early April 1999, Bernard M. Goldsmith, a director of Parent, and managing director of Updata Capital, Parent's financial advisor ("Updata"), contacted Richard E. Earley, President of the Specialty Services Division of the Company, to request the name of the person at the Company he should contact if one of his clients was interested in presenting an offer to purchase the Company. Mr. Earley responded that Mr. Goldsmith should contact Ms. Weaver.

     During the week of April 12, 1999, Ms. Weaver spoke with Mr. Goldsmith. During this conversation, Mr. Goldsmith indicated that Parent was interested in pursuing discussions regarding the possibility of Parent acquiring the Company. Ms. Weaver indicated that she would be amenable to discussing the matter further. Ms. Weaver and Mr. Goldsmith scheduled a meeting to learn more about their respective companies and to explore the possibility of a merger.

     On April 21, 1999, Mr. Goldsmith and Eliot R. Stark, Executive Vice President, Finance of Parent, met with Ms. Weaver and Mr. Earley at the corporate offices of the Company to pursue preliminary discussions regarding a potential acquisition of the Company by Parent. Mr. Stark discussed the products, services and corporate culture of Parent. Ms. Weaver and Mr. Earley gave a presentation on the Company's services, locations and performance. The group observed that there was minimal duplication in the respective lines of business of the companies and that certain synergies could result from a business combination. The group also discussed a possible range of values in the event Parent decided to make an offer to purchase the Company.

     Following the meeting on April 21, 1999, Ms. Weaver had further discussions with Mr. Goldsmith and Mr. Stark regarding a possible merger. They agreed to arrange a meeting at the corporate offices of Parent in Farmington Hills, Michigan to introduce additional members of senior management from each company.

     On May 13, 1999, a second meeting was held between the parties to continue preliminary discussions concerning a possible merger. The meeting was held at the corporate offices of Parent. Mr. Goldsmith, Mr. Stark, Joseph A. Nathan, President, Chief Operating Officer and Director of Parent , Phyllis Recca, Senior Vice President, Professional Services Division of Parent and others were present on behalf of Parent. Ms. Weaver, Mr. Vadnais and Mr. Connell were present on behalf of the Company. The group continued their review of the companies' respective businesses and explored additional opportunities for cross-selling products and services that might be achieved through combining the two companies. The parties also engaged in a more

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extensive discussion of the possible benefits of a business combination between the two companies and the objectives that each company might have regarding the combination.

     At the meeting on May 13, 1999, Parent presented to the Company a proposed mutual confidentiality agreement dated May 13, 1999 (the "Confidentiality Agreement") which Parent had executed. The Company countersigned the Confidentiality Agreement on May 20, 1999. Pursuant to the Confidentiality Agreement, Parent and the Company agreed, among other things, to treat as confidential certain information obtained from each other. The Confidentiality Agreement also provided that until June 30, 1999, the Company would not solicit, discuss, negotiate or accept any offer or proposal with respect to the sale of the Company or of a substantial portion of the Shares to any party other than Parent except as set forth in a definitive agreement executed by the parties or in connection with the Board's exercise of its fiduciary duties. The Confidentiality Agreement further provides that for one year following the execution of the Confidentially Agreement, without the prior approval of the Company or as otherwise contemplated by a definitive agreement executed by the parties, Parent will not (i) acquire any securities or assets of the Company,
(ii) participate in any merger involving the Company, or (iii) solicit proxies regarding voting securities of the Company or otherwise attempt to influence the management or Board of the Company. Following execution of the Confidentiality Agreement, the Company made available to Parent certain information concerning the Company in order to enable Parent to further evaluate its interest in the Company.

     During the period from May 14, 1999 to May 26, 1999, Mr. Stark, Ms. Weaver and others had telephone conversations about the proposed business combination in which they discussed the proposal in greater detail, including the possible structure and timing of the proposed transactions.

     On May 26, 1999, Parent delivered an unsigned draft letter to the Company setting forth the basic terms on which it would be willing to pursue discussions concerning the acquisition of the Company. The Company informed Parent that certain terms of the letter were not acceptable. The letter was not executed by Parent or the Company.

     On June 1, 1999, the Company held a regularly scheduled meeting of its Board. At the meeting, the Board discussed, among other things, the proposed business combination transaction with Parent. The Company's legal counsel and Weisel were also in attendance at the meeting. The Company's legal counsel reviewed the proposed transaction structure and terms with the Board. Weisel made a presentation including, among other things, a financial analysis of the proposed transaction. The Board unanimously authorized certain officers of the Company to proceed, with the assistance of Weisel, on behalf of the Company with negotiations related to the proposed acquisition.

     On June 2, 1999, Parent delivered a due diligence request to the Company. On June 4, 1999, Parent's legal counsel sent copies of a draft Merger Agreement to the Company's legal counsel. Also during that week, Parent's legal counsel and Mr. Stark contacted the Company's legal counsel and Ms. Weaver to make arrangements for holding due diligence meetings during the week of June 7, 1999.

     From June 8, through June 10, 1999, employees and outside financial advisors from Parent conducted a due diligence review of the Company at the offices of the Company's legal counsel. Parent's financial advisors included Mr. Goldsmith and Don More from Updata. Employees of Parent on the due diligence team included Laura Fournier, Senior Vice President and Chief Financial Officer, Michael Chatz, Director of Finance and others. The Company's representatives included Ms. Weaver, Mr. Vadnais, Mr. Connell and other officers of the Company.

     On June 14, 1999, the Company held a special meeting of its Board to continue discussion of the proposed transaction. The Company's legal counsel reviewed the status of the preparation and negotiation of the Merger Agreement and related documentation. Weisel reviewed materials provided to the Board analyzing the transaction from a financial standpoint, and further discussed the status of negotiation of the business terms of the transaction. The Board authorized certain officers to continue negotiations regarding the proposed merger, with the assistance of Weisel and the Company's legal counsel. Negotiations continued throughout the week of June 14, 1999.

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     On June 21, 1999, the Company held a telephonic Board meeting. Weisel and the Company's legal counsel were present. The Company's legal counsel discussed the remaining issues to be resolved in order to finalize the Merger Agreement. Weisel again reviewed financial materials with the Board. Discussions between the parties continued during June 21 and 22, 1999 regarding certain terms of the Merger Agreement and the terms of proposed amendments to employment agreements with Ms. Weaver, Mr. Vadnais and Mr. Connell.

     At its June 23, 1999 meeting, the Company's Board once again reviewed the status of the acquisition discussions with Parent. The Company's legal counsel indicated that agreement had been reached on all substantive matters. At such meeting, Weisel delivered its oral opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such shareholders from a financial point of view. Weisel's oral opinion was confirmed in the Fairness Opinion. At the conclusion of the meeting, the Board unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders and approved the Offer, the Merger and the related transaction agreements, and determined to recommend the Offer and the Merger to the Company's shareholders.

     In the afternoon on June 23, 1999, Parent and the Company executed and delivered the Merger Agreement and related documentation.

     On the morning of June 24, 1999, Parent and the Company issued the following joint press release:

FARMINGTON HILLS, MI, JUNE 24, 1999 Compuware Corporation (NASDAQ: CPWR) and Data Processing Resources Corporation (DPRC) (NASDAQ: DPRC) today announced they have entered into an agreement for Compuware to acquire DPRC through a cash tender offer. A wholly owned subsidiary of Compuware will offer to purchase any and all outstanding shares of DPRC's common stock for $24 per share. The transaction has been approved by the Boards of Directors of both DPRC and Compuware.

DPRC is a leading national professional services company focusing on the Information Technology (IT) sector. DPRC provides IT professional services to a diverse group of Fortune 1000 clients nationwide. Traditionally providing support for business applications development projects, DPRC also supports network management, help desk, internetworking and ERP implementations. Based in Irvine, California, DPRC represents approximately 3,400 technology professionals throughout the United States. DPRC reported revenue of $355 million in the 12 months ending April 30, 1999.

"We are very excited to welcome DPRC's top-notch management and professional services staff to the Compuware family," said Joseph Nathan, Compuware President and Chief Operating Officer. "Acquiring DPRC will enable us to accelerate product related solutions and Application Management Services by immediately expanding our Professional Services Division from 7,000 to more than 10,000 technicians and enabling us to deliver professional services solutions to 27 new cities," he said. "The complementary nature of this acquisition is a big plus for our clients, business partners, employees and shareholders."

"The DPRC Board of Directors and management team feel that, strategically, the merger of these two companies is exceptional," said Mary Ellen Weaver, DPRC founder and CEO. "With a strong presence in the Midwest, Compuware is looking to DPRC to expand its presence throughout the Western, Southwestern and Southeastern United States. Since we have so few duplicate offices, this merger accomplishes that objective." Weaver continued, "We have spent a good deal of time with the management team at Compuware and truly feel that the integrity of this company, its values and genuine support for their employees cannot be matched. This agreement represents a tremendous opportunity for our employees."

In the tender offer, Compuware seeks to purchase no less than 91 percent of DPRC's outstanding shares. Consummation of the tender offer will be subject to the expiration or termination of any applicable antitrust waiting period, the receipt of any required regulatory approvals and customary conditions. Following completion of the tender offer, the subsidiary of Compuware will be merged into DPRC, and all of DPRC's shares not owned by Compuware will be converted into the right to receive $24 per share in cash. In the event the tender offer is not consummated, Compuware and DPRC will pursue a merger in which DPRC will become
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a wholly owned subsidiary of Compuware and DPRC shares will be converted into the right to receive $24 per share in cash. Thomas Weisel Partners LLC acted as a financial advisor and provided a fairness opinion to DPRC's Board of Directors. Updata Capital Inc. acted as a financial advisor to Compuware.

COMPUWARE CORPORATION

Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Compuware employs more than 11,000 information technology professionals worldwide, including more than 7,000 in its professional services organization. With fiscal 1999 revenues of $1.6 billion, Compuware is the world leader in client/server development technology. For more information on Compuware, please contact the corporate offices at 800-521-9353. Compuware also can be found on the World Wide Web at http://www.compuware.com.

DATA PROCESSING RESOURCES CORPORATION

Data Processing Resources Corporation, established in 1985, is a market leader in providing information technology professional services through a network of 33 branch facilities and four international recruiting offices to a diverse group of corporate clients through a database of highly qualified technical consultants. Additional information on DPRC is available from the World Wide Web at http://www.dprc.com.

Statements herein concerning the growth and strategies of Compuware and DPRC include forward-looking statements. Compuware's and/or DPRC's actual results may differ materially from those suggested as a result of various factors, including, without limitation, Compuware's and DPRC's ability to recruit and retain qualified technical consultants, and, the companies' ability to consummate the transaction, successfully integrate DPRC's operations and compete successfully with existing and future competitors. Interested parties should refer to the disclosure set forth in Compuware's and DPRC's recent public filings, under the caption "Risk Factors" and elsewhere, for additional information regarding risks affecting Compuware's or DPRC's financial conditions and results of operations.

PRESS CONTACTS

Christopher M. F. Norris, Director, Corporate Communications and Investor Relations, Compuware Corporation, 248-737-7506.

Thomas Vadnais, President and Chief Operating Officer, Data Processing Resources Corporation, 949-553-1102.

     (b)(2)Reasons for Recommendation. In making the determinations and recommendations set forth in subparagraph (a) and (b)(1) above, the Board considered a number of factors, including, without limitation, the following:

          (i) the amount of consideration to be received by the Company's shareholders in the Offer and the Merger;

          (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent and the risk that the specialty professional services industry may become increasingly competitive with the entry of larger companies able to achieve higher margins, due to their larger size, than the Company;

          (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's shareholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

          (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, the approval under the Hart-Scott-Rodino Antitrust Act of 1976 required to
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     consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

          (v) the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a substantial premium over the prices at which the Shares traded prior to the execution of the Merger Agreement;

          (vi) the financial analysis and presentation of Weisel, and the oral opinion of Weisel delivered on June 23, 1999 and subsequently confirmed in writing as the Fairness Opinion, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $24.00 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Weisel, is attached hereto as Annex B and is incorporated herein by reference. Such opinion was directed to the Board of Directors of the Company in its consideration of the transactions contemplated by the Merger Agreement and is directed only to the fairness from a financial point of view as of its date of the consideration to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT SHAREHOLDERS SHOULD TENDER THEIR SHARES IN THE OFFER OR, IF A SHAREHOLDER VOTE IS REQUIRED, HOW SUCH SHAREHOLDERS SHOULD VOTE ON THE MERGER OR ANY MATTER RELATED THERETO. HOLDERS OF SHARES ARE ENCOURAGED TO READ THE FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY.

          (vii) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent; and

          (viii) the terms of the Merger Agreement, including the circumstances under which the Board may terminate the Merger Agreement in accordance with its fiduciary obligations under applicable law and the parties' representations, warranties and covenants and the conditions to their respective obligations.

     The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement (the "Engagement Letter") dated June 14, 1999, the Company engaged Weisel as its financial advisor with respect to a possible transaction between the Company and Parent or any related entity, subsidiary or affiliate, including the possible sale of the Company. If, during the period that Weisel is retained by the Company or within 12 months thereafter, the sale of the Company is consummated with Purchaser or any party that expresses serious interest in making a formal offer for the Company from the time of the Engagement Letter through the termination of discussions with Parent, the Company will pay Weisel a cash fee in an amount equal to 0.8% of the consideration involved in the sale, subject to a minimum fee of $1 million. In addition, if a sale of the Company for which Weisel would have been entitled to a fee is not consummated, the Company will pay Weisel one half of any break-up or other fee or of the value of any option the Company receives up to a maximum of $2.5 million. In the event that the Offer is consummated at the Offer Price, the aggregate fee payable to Weisel pursuant to the Engagement Letter will be approximately $4 million. The Engagement Letter also provides that the Company will reimburse Weisel for reasonable out-of-pocket costs and expenses. In addition, the Company agreed to indemnify Weisel against certain liabilities, including liabilities arising under the federal securities laws.

     Weisel has not, in the past, provided financial advisory or financial services to the Company or Parent, though individual partners or employees have done so in the course of their work with prior employers. In the ordinary course of business Weisel may actively trade the equity securities of the Company, as well as the

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securities of Parent, for its own account and for the accounts of customers and accordingly, may at any time have a long or short position in such securities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except pursuant to the Company's stock option plans and employee stock purchase plan and the transactions contemplated by the Offer, the Merger, and the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries other than:

          (1) An aggregate of 11,436 Shares issued by the Company to Richard Reynertson, Cletus Tauer, Eugene Cooley and Richard Daly on April 30, 1999 in connection with the purchase price adjustment provisions of the merger agreement governing the Company's acquisition of Exi Corp. in May 1998; and

          (2) 26,666 Shares issued by the Company to MGM Holdings, Inc. on May 7, 1999 in connection with the earnout provisions of the purchase agreement governing the Company's acquisition of the assets of S3G, Inc. in January 1998.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in this Schedule 14D-9, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer, the Merger or the Merger Agreement which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, the Merger or the Merger Agreement which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph
(a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders. In addition, reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference herein in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1 Form of Offer to Purchase dated June 30, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchaser's Tender Offer
            Statement on Schedule 14D-1 dated June 30, 1999 (the "Schedule
            14D-1")).*
Exhibit 2   Form of Letter of Transmittal (incorporated by reference to
            Exhibit (a)(2) to the Schedule 14D-1).*
Exhibit 3   Letter to Shareholders of Data Processing Resources
            Corporation dated June 30, 1999.*
Exhibit 4 Text of Joint Press Release issued by Compuware Corporation and the Company on June 24, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).


Exhibit 5   Summary Advertisement as published in the New York Times on
            June 30, 1999 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).
Exhibit 6 Opinion of Thomas Weisel Partners LLC (included as Annex B to the Schedule 14D-9).*
Exhibit 7 Agreement and Plan of Merger dated as of June 23, 1999, among Data Processing Resources Corporation, Compuware
            Corporation, and COMP Acquisition Co. (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 8   Shareholder Tender and Voting Agreement dated as of June 23,
            1999, among COMP Acquisition Co. and certain shareholders and option holders of Data Processing Resources Corporation
            (incorporated by reference to Exhibit (c)(4) to the Schedule
            14D-1).
Exhibit 9   Confidentiality Agreement between Compuware Corporation, and
            Data Processing Resources Corporation dated as of May 13,
            1999 (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1).
Exhibit 10  Employment Agreement between Data Processing Resources
            Corporation and Thomas A. Vadnais dated as of May 4, 1999
            (incorporated by reference to Exhibit 10.4 to Data
            Processing Resources Corporation's Quarterly Report on Form
            10-Q for the quarter ended April 30, 1999 (the "April 1999
            10-Q")).
Exhibit 11  Amended and Restated Employment Agreement between Data
            Processing Resources Corporation and Mary Ellen Weaver dated as of May 26, 1999 (incorporated by reference to Exhibit
            10.6 of the April 1999 10-Q).
Exhibit 12  Amended and Restated Employment Agreement between Data
            Processing Resources Corporation and David M. Connell dated as of May 4, 1999 (incorporated by reference to Exhibit 10.2 of the April 1999 10-Q).
Exhibit 13  Employment Agreement between Data Processing Resources
            Corporation and Richard D. Tipton dated as of March 29, 1999
            (incorporated by reference to Exhibit 10.5 of the April 1999
            10-Q).
Exhibit 14  Employment Agreement between Data Processing Resources
            Corporation and Richard E. Earley dated as of May 26, 1999
            (incorporated by reference to Exhibit 10.7 of the April 1999
            10-Q).
Exhibit 15  Employment Agreement between Data Processing Resources
            Corporation and Robert J. Gallagher dated as of May 26, 1999
            (incorporated by reference to Exhibit 10.3 of the April 1999
            10-Q).
Exhibit 16  Amendments to Employment Agreements dated as of June 23,
            1999 among Compuware Corporation, Data Processing Resources
            Corporation and Mary Ellen Weaver, Thomas V. Vadnais and
            David M. Connell, respectively (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
Exhibit 17  Noncompetition Agreements dated as of June 23, 1999 among
            Compuware Corporation, Data Processing Resources
            Corporation, Mary Ellen Weaver and David M. Connell, respectively (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).
ANNEX A  INFORMATION STATEMENT
ANNEX B  OPINION OF THOMAS WEISEL PARTNERS LLC

---------------
* Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Data Processing Resources Corporation

                                          By: /s/ MARY ELLEN WEAVER
                                             -----------------------------------
                                             Mary Ellen Weaver
                                             Chairman of the Board and Chief
                                             Executive Officer

Dated: June 30, 1999

                                                                         ANNEX A

                     DATA PROCESSING RESOURCES CORPORATION
                          18301 VON KARMAN, SUITE 600
                            IRVINE, CALIFORNIA 92612

                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about June 30, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Data Processing Resources Corporation, a California corporation ("DPRC" or the "Company"), to the holders of record of the Common Stock, no par value, of DPRC (the "Common Stock") at the close of business on June 24, 1999 in connection with the tender offer for all outstanding shares of the Common Stock by COMP Acquisition Co., a California corporation ("Purchaser"), which is a wholly owned subsidiary of Compuware Corporation, a Michigan corporation ("Parent" or "Compuware"). This Information Statement is furnished in connection with the possible election of persons designated by Purchaser to a majority of seats on the Board of Directors of DPRC. On June 23, 1999, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Purchaser will commence a tender offer (the "Offer") for all outstanding shares of the Common Stock at a price of $24.00 per share, net to the seller in cash without interest thereon, after which Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a direct, wholly owned subsidiary of Parent. Purchaser commenced the Offer in accordance with the terms and subject to the conditions of the Merger Agreement. The Offer is scheduled to expire at 12:00 midnight, Eastern time, on July 28, 1999, unless the Offer is extended. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 14D-9 or the Merger Agreement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and its designees was provided to DPRC by Parent and Purchaser. DPRC assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information contained in this Information Statement.

     As of June 24, 1999, there were 14,762,416 shares of Common Stock outstanding and each shareholder is entitled to one vote for each share of Common Stock held. The Common Stock is the only class of equity securities of DPRC that is entitled to vote for the election of directors of DPRC.

                  DESIGNEES TO THE BOARD OF DIRECTORS OF DPRC

     Pursuant to the Merger Agreement, promptly upon the payment for any shares of Common Stock of DPRC by Purchaser pursuant to the Offer, provided that the Minimum Tender Condition is met, Purchaser will be entitled to designate for appointment or election to the DPRC Board of Directors, such number of persons (the "Designees"), rounded up to the next whole number, so that the Designees equal the same percentage of the DPRC Board of Directors as the percentage of shares of Common Stock acquired in connection with the Offer. However, the number of Designees shall not be less than a majority of the DPRC Board of Directors. Upon request by Purchaser, DPRC is required at such time to take all action necessary to cause the Designees to be elected to the DPRC Board of Directors, including either increasing the size of the

DPRC Board of Directors or securing the resignations of incumbent directors or both. Purchaser will choose the Designees from among the directors and executive officers of Parent and Purchaser listed in Schedule 1 of the Schedule 14D-1, a copy of which is being mailed to shareholders of the Company together with this
Schedule 14D-9. Purchaser has also informed DPRC that each of the persons listed below has consented to serve as a director if appointed or elected. None of the Designees is currently a director of, or holds any positions with, DPRC. Purchaser has further advised DPRC that none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of DPRC, nor has any such person been involved in any transaction with DPRC or any of its directors, executive officers or affiliates that is required to be disclosed under the rules and regulations of the Securities and Exchange Commission (the "SEC") other than transactions among Parent, Purchaser and DPRC that have been described in the Schedule 14D-9.

     The name, age, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Compuware are set forth below. The business address of each such person is 31440 Northwestern Highway, Farmington Hills, Michigan 48334.

     Unless otherwise indicated, each person listed below (i) has held his principal occupation for the past five years, (ii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws, and (iii) is a citizen of the United States. Ages are as of June 24, 1999.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER:

NAME                                                POSITION WITH PURCHASER
----                                                -----------------------
Eliot R. Stark.......................  President and Director
Thomas Costello, Jr..................  Vice President, Secretary, Treasurer and Director

DIRECTORS AND EXECUTIVE OFFICERS OF COMPUWARE:

NAME                                                     POSITION WITH COMPUWARE
----                                                     -----------------------
Peter Karmanos, Jr...................  Chairman of the Board of Directors and Chief Executive
                                       Officer
Joseph A. Nathan.....................  President and Chief Operating Officer; Director
Eliot R. Stark.......................  Executive Vice President, Finance
Denise A. Knobblock..................  Executive Vice President, Human Resources and Administration
Henry A. Jallos......................  Executive Vice President, Products Division
Laura Lawson Fournier................  Senior Vice President, Chief Financial Officer
Phyllis Recca........................  Senior Vice President, Professional Services Division
Stephen H. Fagan.....................  Senior Vice President, Strategic Relationships, Europe
John N. Shevillo.....................  Senior Vice President, Strategic Account Relationships
Thomas Thewes........................  Vice Chairman of the Board of Directors
W. James Prowse......................  Director
William O. Grabe.....................  Director
Bernard M. Goldsmith.................  Director
G. Scott Romney......................  Director
William R. Halling...................  Director
Lowell P. Weicker, Jr................  Director
Elizabeth A. Chappell................  Director
Elaine K. Didier.....................  Director

     Peter Karmanos, Jr., age 56, a founder of Compuware, has served as a director of Compuware since its inception, as Chairman of the Board since November 1978, and as Chief Executive Officer since July 1987. From January 1992 until October 1994, Mr. Karmanos served as President of Compuware.

     Joseph A. Nathan, age 46, has served as a director of Compuware since September 1990 and as President and Chief Operating Officer since October 1994. From December 1990 to October 1994, Mr. Nathan served as Senior Vice President and Chief Operating Officer -- Products Division.

     Eliot R. Stark, age 46, has served as Executive Vice President, Finance, since February 1998. From June 1995 through January 1998, Mr. Stark served as Senior Vice President, Mergers & Acquisitions, Strategic Business Planning, and Corporate Planning. In 1995, Mr. Stark served at Comerica Bank as Senior Vice President, Corporate Development and Planning. From 1993 to 1995, Mr. Stark served at Comerica Bank, as Director, Information Technology. On June 21, 1999, Mr. Stark was appointed President and a director of Purchaser.

     Denise A. Knobblock, age 43, has served as Executive Vice President, Human Resources and Administration since February 1998. From January 1995 through January 1998, Ms. Knobblock served as Senior Vice President, Administration and from August 1991 through December 1994, as Compuware's Director, Facilities, Administration.

     Laura Lawson Fournier, age 46, has served as Senior Vice President, Chief Financial Officer since April 1998. From June 1995 through March 1998, Ms. Fournier served as Corporate Controller and from February 1990 through May 1995, as Compuware's Director of Internal Audit.

     Phyllis Recca, age 45, has served as Senior Vice President, Professional Services Division, since January 1999. From January 1995 through December 1998, Ms. Recca served as Vice President, Professional Services, Mideast Region. From 1987 through December 1994, Ms. Recca served as Branch Manager,
Baltimore/Washington.

     Stephen H. Fagan, age 44, has served as Senior Vice President, Strategic Relationships, Europe, since April 1999. From November 1997 through March 1999, Mr. Fagan served as Senior Vice President, Professional Services. From 1994 through October 1997, Mr. Fagan served as Vice President, Enterprise Products.

     Henry A. Jallos, age 50, has served as Executive Vice President, Products Division, since September 1997. From August 1994 through August 1997, Mr. Jallos served as Senior Vice President, Worldwide Sales.

     John N. Shevillo, age 62, has served as Senior Vice President, Strategic Account Relationships since June 1999. From April 1997 through May 1999, Mr. Shevillo served as Senior Vice President, Enterprise Systems. From April 1994 through March 1997, Mr. Shevillo served as Senior Vice President, Professional Services.

     Thomas Thewes, age 67, a founder of Compuware, has served as a director of Compuware since its inception, and has served as Vice Chairman of the Board since March 1988. Mr. Thewes served as Treasurer from May 1988 until May 1995. Mr. Thewes served as Senior Vice President from March 1988 until March 1995 and as Secretary from April 1973 until May 1995.

     W. James Prowse, age 56, has served as a director of Compuware since December 1986 and served as Executive Vice President from February 1998 through March 31, 1999. From January 1992 through January 1998, Mr. Prowse served as Senior Vice President.

     William O. Grabe, age 61, has served as a director of Compuware since April 1992. Mr. Grabe is a Managing Member of General Atlantic Partners, LLC and has been affiliated with General Atlantic Partners, LLC or its predecessor since April 1992. From 1984 until March 1992, Mr. Grabe was an IBM Vice President. Mr. Grabe is also a director of Baan Company NV, Gartner Group, Inc., LHS Group, Inc., and TDS GmbH along with a number of privately held companies in which General Atlantic Partners, LLC is an investor.

     Bernard M. Goldsmith, age 55, has served as a director of Compuware since July 1992. Mr. Goldsmith has been the Managing Director of Updata Capital, Inc., an investment banking firm, since 1986.

     G. Scott Romney, age 58, has served as a director of Compuware since January 1996. Mr. Romney has been a partner at Honigman Miller Schwartz and Cohn, a law firm, since 1977. The law firm serves as counsel to Compuware.

     William R. Halling, age 60, has served as a director of Compuware since October 1996. Mr. Halling is the President of The Economic Club of Detroit. Mr. Halling was with KPMG Peat Marwick from 1961 through 1993, where he served as a Managing Partner and member of the Board of Directors.

     Lowell P. Weicker, Jr., age 68, has served as a director of Compuware since October 1996. Mr. Weicker is presently a visiting professor at the University of Virginia in Charlottesville, Virginia, and currently serves on the Board of Directors of Duty Free International, HPSC, Inc., UST Corporation and Phoenix Duff & Phelps Mutual Funds. From 1990 through 1994, Mr. Weicker served as the Governor of Connecticut, and from 1970 through 1988, as a U.S. Senator from Connecticut. From 1962 through 1968, Mr. Weicker served as a Connecticut State Representative.

     Elizabeth Chappell, age 41, has served as a director of Compuware since October 1997. Ms. Chappell is the Chief Executive Officer of The Chappell Group, Inc., a consulting firm. From September 1979 to September 1994, Ms. Chappell served as a Vice President with ATT. Ms. Chappell is also a director of Handleman Company.

     Elaine K. Didier, age 51, has served as a director of Compuware since October 1997. Effective August 30, 1999, Ms. Didier will serve as Dean of University Library and Professor at Oakland University. Ms. Didier served as the Interim Director of Academic Outreach at the University of Michigan until March 1999. Prior to her assignment as Interim Director, Ms. Didier held other positions with the University, including Director of Information Resources.

     Thomas Costello, Jr., age 45, has served as General Counsel of Compuware since January 1985. Mr. Costello has served as Vice President since January 1995 and Secretary since May 1995. On June 21, 1999, Mr. Costello was appointed Vice President, Secretary, Treasurer and a director of Purchaser.

                           CURRENT DIRECTORS OF DPRC

     The name, age, present principal occupation or employment and five-year employment history of the current directors of DPRC are set forth below. Unless otherwise noted, the business address of each such person is c/o Data Processing Resources Corporation, 18301 Von Karman, Suite 600, Irvine, California 92612. None of the directors has any family relationship to any executive officer or to any other director of DPRC. Ages are as of June 24, 1999.

                                                                                                   DIRECTOR
NAME                                   AGE    POSITION WITH THE COMPANY OR PRINCIPAL OCCUPATION     SINCE
----                                   ---    -------------------------------------------------    --------
Mary Ellen Weaver....................  48     Chairman of the Board, Chief Executive Officer         1985
                                                and Director
David M. Connell.....................  55     Executive Vice President and Director                  1995
J. Christopher Lewis(1)(2)...........  43     Director                                               1995
Patrick C. Haden(1)(2)...............  46     Director                                               1997
Thomas G. Carlisle...................  50     Director                                               1999
Thomas A. Vadnais....................  51     President, Chief Operating Officer and Director        1999

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Mary Ellen Weaver has served as Chairman of the Board and Chief Executive Officer of the Company since February 1994 and served as President of the Company from May 1989 to September 1994. Ms. Weaver also served as Chief Financial Officer of the Company from December 1989 to February 1994 and as Vice President from 1985 to May 1989. Ms. Weaver has been a director of the Company since September 1985.

Prior to joining the Company, Ms. Weaver was employed by XXCAL, Inc., EG&G, Inc. and Thomas Temporaries.

     David M. Connell has served as Executive Vice President since May 1999. Prior to that, Mr. Connell served as President and Chief Operating Officer of the Company since September 1994 and as director since March 1995. From October 1993 to September 1994, Mr. Connell provided consulting services to the Company. Prior to his service with the Company, Mr. Connell was engaged by Welsh, Carson, Anderson & Stowe, an investment fund which specializes in acquiring information services companies and healthcare companies, to manage the following portfolio companies: from June 1990 to July 1993, Mr. Connell served as Chairman and Chief Executive Officer of Specialized Mortgage Services, Inc., an information services company; from 1988 to 1990, he served as Chairman and Chief Executive Officer of Wold Communications, Inc., which became Keystone Communication, Inc. as a result of a merger with Bonneville Satellite Communications, Inc.; and from 1985 to 1988, Mr. Connell served as Chairman and Chief Executive Officer of a systems integration subsidiary of Decision Data Computer Corporation. In each of these three prior positions, Mr. Connell formulated and implemented merger and acquisition growth strategies for the companies in addition to being responsible for overall operations.

     J. Christopher Lewis was elected a director of the Company in March 1995. Since 1982, Mr. Lewis has been a general partner of Riordan, Lewis & Haden ("RLH"), a Los Angeles based partnership which invests equity in high-growth, middle-market companies. Mr. Lewis also serves as a director of California Beach Restaurants, Inc., Tetra Tech, Inc. ("Tetra Tech"), PIA Merchandising Services, Inc. ("PIA"), SM&A Corporation and several private companies.

     Patrick C. Haden became a member of the Board of Directors of the Company in June 1997. Since 1987, Mr. Haden has been a general partner of RLH, a Los Angeles based partnership which invests equity in high-growth, middle-market companies. Mr. Haden also serves as a director of Tetra Tech, PIA and several private companies.

     Thomas G. Carlisle has served as a director of the Company since January 1999. Mr. Carlisle has served as a director and the President of Systems & Programming Consultants, Inc. ("SPC") since he co-founded SPC in January 1980. In addition to serving as the President of SPC, Mr. Carlisle initially worked as a systems consultant, doing design and development projects, and later worked as a project manager at various clients of SPC. Prior to the formation of SPC in 1980, Mr. Carlisle worked for Springs Industries, first as a programmer/analyst, then as a manager and a consultant. On December 29, 1994, SPC filed a voluntary petition for bankruptcy relief under Chapter 11 of the United States Bankruptcy Code. In May 1995, SPC sold its major proprietary software product and discontinued its solutions division, which was established in 1990 to develop proprietary software products for the financial institution and publishing markets. The capital expenditures made to develop these products exhausted SPC's cash resources before an adequate revenue stream could be achieved from the sale of the software. On October 6, 1995 SPC's plan of reorganization was confirmed and the case was closed by order of the court dated May 16, 1996. Mr. Carlisle was a director and executive officer of SPC during this time.

     Thomas A. Vadnais has served as a director, President and Chief Operating Officer of the Company since May 1999. Prior to joining DPRC, Mr. Vadnais served as President and Chief Operating Officer of Tascor, Inc., the outsourcing division of Norrell Corp., and as a director of Norrell Corp., from 1993 to 1999. From February 1998 to May 1999, Mr. Vadnais also served as President of Norrell's Global Alliance Group. From 1969 to 1992, Mr. Vadnais was employed with IBM where he last served as Vice President of Operations for the National Distribution Division.

                             THE BOARD OF DIRECTORS

COMMITTEES

     The standing committees of the Board are the Audit Committee (the "Audit Committee") and the Compensation Committee (the "Compensation Committee"). The Audit Committee, which during the fiscal year ended July 31, 1998 ("fiscal 1998") consisted of Mr. Lewis and Mr. Haden, met two times during fiscal 1998. The Compensation Committee, which during fiscal 1998 consisted of Mr. Lewis and Mr. Haden, met two times during fiscal 1998.

     The Audit Committee makes recommendations concerning the engagement of independent public accountants; reviews with the independent public accountants the plans for and scope of the audit, the audit procedures to be utilized and results of the audit; approves the professional services provided by the independent public accountants; reviews the independence of the independent public accountants; and reviews the adequacy and effectiveness of the Company's internal accounting controls.

     The Compensation Committee determines compensation for the Company's executive officers and administers the Company's 1994 Stock Option Plan.

MEETINGS AND REMUNERATION

     During fiscal 1998, the Board held four meetings and took various actions by written consent. Each incumbent Director attended at least 75% of the aggregate of (i) the total number of meetings held by the Board during fiscal 1998 (or during the period within which such individual was a Director) and (ii) the total number of meetings held by all committees of the Board during fiscal 1998 (or during the period within which such individual was a Director or member of such committee of the Board).

     Each Director is elected to hold office until the next annual meeting of shareholders and until his respective successor is elected and qualified. Directors who are employees or officers of the Company do not receive compensation for service on the Board or any committee of the Board. Each Director of the Company who is not an officer or employee of the Company or a subsidiary of the Company is entitled to receive $1,200 for each meeting of the Board attended by such Director. Mr. Haden and Mr. Lewis have waived the right to receive such compensation. In addition, Directors of the Company are reimbursed for their reasonable out-of-pocket expenses in connection with their travel to and attendance at the meetings of the Board.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 24, 1999 by: (i) each person (or group or affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) each of the executive officers named in the Summary Compensation Table and certain other executive officers; and (iv) the Company's directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table, based on information provided by such persons, have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                               AMOUNT OF SHARES
            NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED    PERCENTAGE
            ------------------------------------              ------------------    ----------
Mary Ellen Weaver(1)(2).....................................      2,088,150            14.1%
Thomas A. Vadnais(1)(3).....................................        324,000             2.1%
David M. Connell(1)(4)......................................        257,200             1.7%
Richard E. Earley(1)(5).....................................        218,342             1.5%
James A. Adams (1)(6).......................................          7,513               *
Richard D. Tipton(1)(7).....................................         25,000               *
Robert J. Gallagher (8).....................................        277,181             1.9%
  c/o Systems & Programming Consultants, Inc.
  212 Tryon Street, Suite 700
  Charlotte, North Carolina 28281
Richard K. Carlisle(9)......................................      1,050,340             6.9%
  c/o Systems & Programming Consultants, Inc.
  212 Tryon Street, Suite 700
  Charlotte, North Carolina 28281
Thomas G. Carlisle(10)......................................      1,080,404             7.1%
  c/o Systems & Programming Consultants, Inc.
  212 Tryon Street, Suite 700
  Charlotte, North Carolina 28281
Patrick C. Haden(11)........................................         77,600               *
  c/o Riordan, Lewis & Haden
  300 S. Grand Avenue, 29th Floor,
  Los Angeles, California 90071
Christopher W. Lancashire(12)...............................        747,782             5.1%
  c/o Robert F. DeMeter, Esq.
  Clark & Trevithick
  800 Wilshire Boulevard, Twelfth Floor
  Los Angeles, CA 90017
J. Christopher Lewis........................................        100,000               *
  c/o Riordan, Lewis & Haden
  300 S. Grand Avenue, 29th Floor,
  Los Angeles, California 90071
Michael A. Piraino(13)......................................              0               *
  c/o SM&A Corporation
  4695 MacArthur Court, 8th Floor
  Newport Beach, CA 92660

                                                               AMOUNT OF SHARES
            NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED    PERCENTAGE
            ------------------------------------              ------------------    ----------
Richard J. Riordan(14)......................................        900,000             6.1%
  200 Spring Street
  Los Angeles, California 90012
General Motors Investment
  Management Corporation(15)................................      1,038,900             7.0%
  c/o State Street Bank
  1 Enterprise Drive
  Quincy, Massachusetts 02171
The Equitable Companies Incorporated (16)...................      1,040,300             7.0%
  1290 Avenue of the Americas
  New York, New York 10104
All directors and executive officers as a group (10
  persons)..................................................      4,455,390(17)        27.8%

---------------
   * Less than 1%.

 (1) The address of such persons is c/o Data Processing Resources Corporation, 18301 Von Karman Avenue, Suite 600, Irvine, California 92612.

 (2) Includes 54,000 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999 and 1,580 shares which are held of record by Ms. Weaver's children.

 (3) Includes 320,000 shares issuable upon the exercise of options which exercise date will be accelerated upon the consummation of the Offer or the Merger.

 (4) Includes 75,450 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999 and an additional 91,750 shares issuable upon exercise of options which exercise date will be accelerated upon the consummation of the Offer or the Merger.

 (5) Includes 84,562 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999 and an additional 133,438 shares issuable upon exercise of options which exercise date will be accelerated upon the consummation of the Offer or the Merger.

 (6) Includes 7,500 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999.

 (7) Includes 25,000 shares issuable upon the exercise of options which exercise date will be accelerated upon the consummation of the Offer or the Merger.

 (8) Includes 10,213 shares held of record by the SPC Stock Bonus Plan for the benefit of Robert J. Gallagher and 114,209 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999.

 (9) Includes 80,316 shares which are held of record by SPC Stock Bonus Plan for the benefit of Richard K. Carlisle, 116,631 shares are held of record by RKC Investments Limited Partnership in which Mr. Carlisle is a general partner and may be deemed to be a beneficial owner of the shares held by such entity, 6,000 shares are held of record by Wateree Dreams Foundation of which Mr. Carlisle is the Trustee and may be deemed to be a beneficial owner of such shares and 372,874 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999.

(10) Includes 80,405 shares are held of record by the SPC Stock Bonus Plan for the benefit of Thomas G. Carlisle, 116,964 shares held of record by TEC Investments Limited Partnership in which Mr. Carlisle is a general partner and may be deemed to be a beneficial owner of the shares held by such entity, 6,000 shares are of record by The Spectle Foundation of which Mr. Carlise is the Trustee and may be deemed to be a beneficial owner of such shares and 370,820 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999.

(11) Includes an aggregate of 2,800 shares owned by Mr. Haden's two daughters and an aggregate of 2,800 shares held by Mr. Haden as custodian for his two sons.

(12) Includes 408,891 shares owned by Mr. Lancashire's spouse.

(13) Mr. Piraino was a named executive officer (as defined in Item 402(a)(3) of Regulation S-K promulgated under the Exchange Act) but resigned as an officer of the Company effective January 31, 1999.

(14) The information presented is based upon information filed with the Securities and Exchange Commission on Amendment No. 1 to Schedule 13G by the shareholder on February 16, 1999.

(15) The information presented is based upon information filed with the Securities and Exchange Commission on Schedule 13G by the shareholder on March 19, 1999. State Street Bank and Trust Co. as trustee for General Motors Employees Global Group Pension Trust (the "Trust") shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares equally with General Motors Investment Management Corporation.

(16) The information presented is based upon information filed with the Securities and Exchange Commission on Amendment No. 1 to Schedule 13G by the shareholder on February 16, 1999. The number listed represents shares of Common Stock beneficially owned by a group consisting of The Equitable Companies Incorporated, Alpha Assurances Vie Mutuelle, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA-UAP. Such shares of Common Stock are held by Alliance Capital Management L.P., a subsidiary of The Equitable Companies Incorporated.

(17) Includes an aggregate of 706,541 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, June 24, 1999 and an additional 570,188 shares issuable upon options which exercise date will be accelerated upon the consummation of the Offer or the Merger. Also includes 1,580 shares held of record by Ms. Weaver's children, 10,213 shares held by the SPC Plan for the benefit of Mr. Gallagher, 80,405 shares held by the SPC Plan for the benefit of Mr. Carlisle, 116,964 shares held by TEC LP, 2,800 shares owned by Mr. Haden's two daughters and 2,800 shares held by Mr. Haden as custodian for his two sons.

             EXECUTIVE OFFICERS, COMPENSATION AND OTHER INFORMATION

EXECUTIVE OFFICERS

     Set forth in the table below are the names, ages (as of June 24, 1999) and current offices held by all executive officers of the Company.

                                                                                             EXECUTIVE
                                                                                              OFFICER
NAME                      AGE                    POSITION WITH THE COMPANY                     SINCE
----                      ---                    -------------------------                   ---------
Mary Ellen Weaver.......  48    Chairman of the Board, Chief Executive Officer and Director    1985
Thomas A. Vadnais.......  51    President, Chief Operating Officer and Director                1999
David M. Connell........  55    Executive Vice President and Director                          1994
Richard E. Earley.......  54    President of Specialty Services Division                       1996
James A. Adams..........  38    Vice President and Chief Financial Officer                     1998
Robert J. Gallagher.....  38    Vice President, Operations                                     1999
Richard D. Tipton.......  42    Vice President, General Counsel and Secretary                  1999

     Executive officers of the Company are elected by and serve at the discretion of the Board. Each of the executive officers has entered into an employment agreement with the Company. See "Employment Agreements and Change in Control Arrangements." None of the executive officers has any family relationship to any Director or to any other executive officer of the Company. Set forth below is a brief description of the business experience for the previous five years of all executive officers except Ms. Weaver, Mr. Connell and Mr. Vadnais. See "Current Directors of DPRC."

     Richard E. Earley was appointed President of Specialty Services Division in January 1999. From March 1996 to January 1999, Mr. Earley served as Senior Vice President, Sales and Marketing. Prior to joining the Company, since February 1992, Mr. Earley served as the General Manager of the National Business Unit of DRT Systems International, a subsidiary of Deloitte & Touche LLP which provides data processing consulting services. From September 1988 to January 1992, Mr. Earley served as Chief Operating Officer for Unitech Systems, a utility software firm. From February 1980 to September 1988, Mr. Earley served as Senior Vice President of Cap Gemini America and its predecessor, a data processing consulting firm.

     James A. Adams joined the Company as Vice President and Chief Financial Officer of the Company in June 1998. Prior to joining the Company, Mr. Adams served as Vice President and Chief Financial Officer of MaterniCare, Inc. from February 1997. From February 1994 to February 1997, Mr. Adams served as Vice President of Finance for Apria Healthcare, Inc. and one of its predecessor companies Abbey Healthcare, Inc. From May 1989 to February 1994 Mr. Adams served as Controller for Hofman Restaurants. Prior to May 1989, Mr. Adams held financial positions with The Restaurant Enterprises Group and Rockwell International. Mr. Adams began his career with the national accounting firm of Ernst & Young, LLP and is a certified public accountant.

     Robert J. Gallagher was appointed Vice President of Operations for DPRC in January 1999. Prior to joining the Company, Mr. Gallagher was employed by SPC beginning August 1988 and served as Vice President of National Business Development at SPC since June 1996. Prior to joining SPC, Mr. Gallagher was employed by Consumer Power Company and Computer Task Group. Mr. Gallagher has 15 years of information technology experience.

     Richard D. Tipton joined the Company as Vice President, General Counsel and Secretary in March 1999. Prior to joining the Company, Mr. Tipton served as Vice President -- Legal Affairs and General Counsel of Chart House Enterprises, Inc. ("CHT"). Mr. Tipton served as an executive officer and in other capacities at CHT beginning in 1987. These previous positions included Vice
President -- Assistant General Counsel and Corporate Counsel. Prior to joining CHT, Mr. Tipton engaged in the private practice of law in San Diego. He is a member of the California State Bar.

COMPENSATION

     The following table sets forth all compensation for services rendered to the Company in all capacities for each of the fiscal years in the three year period ended July 31, 1998 by the Chief Executive Officer and each person serving as an executive officer of the Company at July 31, 1998 whose salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION             LONG TERM
                                        -------------------------------------   COMPENSATION
                                                               OTHER ANNUAL        AWARDS
                                                               COMPENSATION      SECURITIES       ALL OTHER
                                        SALARY(1)    BONUS          (2)          UNDERLYING    COMPENSATION(3)
NAME AND PRINCIPAL POSITIONS     YEAR      ($)        ($)           ($)          OPTIONS(#)          ($)
----------------------------     ----   ---------   -------   ---------------   ------------   ---------------
Mary Ellen Weaver..............  1998    225,000    235,000             --             --            --
  Chairman of the Board and      1997    125,000    196,000             --         54,000            --
  Chief Executive Officer        1996    225,000     27,000             --             --            --
David M. Connell...............  1998    225,000    175,000      2,577,080         30,000            --
  Executive Vice President,      1997    174,000    141,000        823,313         32,000            --
  Formerly President and Chief   1996    174,000     38,920             --         25,000            --
  Operating Officer
Michael A. Piraino.............  1998    182,292    155,000        568,750         25,000            --
  Formerly Executive Vice        1997    159,626    113,000        156,250         28,000            --
  President and Secretary(4)     1996     80,774     12,000             --         80,000            --
Richard E. Earley..............  1998    155,775     82,500         77,500         15,000            --
  President of Specialty         1997    150,000     38,000             --         23,000            --
  Services Division, formerly    1996     58,850         --             --         80,000            --
  Senior Vice President,
  Marketing

---------------
(1) Amounts shown include compensation earned by executive officers as well as amounts deferred at the election of those officers.

(2) Represents the dollar value between the exercise price of options for Common Stock granted to the Named Executive Officer and the fair market value of such Common Stock on the date of exercise.

(3) The aggregate amount of all other compensation does not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus for each such officer.

(4) Mr. Piraino resigned effective as of January 31, 1999.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     Ms. Weaver entered into an amended and restated three-year employment agreement with the Company on May 26, 1999. Previously, Ms. Weaver had a four-year employment agreement. Ms. Weaver's current employment agreement provides for a base salary of $300,000 per year. Ms. Weaver also receives an annual incentive bonus of up to 200% of her base salary which may be based on the achievement of financial goals or individual accomplishments, or both, as determined by the Board of Directors with the recommendation of the Compensation Committee. The Company may terminate Ms. Weaver's employment with or without cause. In the event her employment is terminated without cause, or if Ms. Weaver resigns with good reason, she is entitled to receive her base salary and certain benefits for up to 24 months and is entitled to receive a prorated incentive bonus through the date of termination. In addition, unless her employment is terminated for cause, Ms. Weaver shall continue to receive from the Company group medical and life insurance until she reaches age 65. Ms. Weaver's current employment agreement also provides that all future stock option grants by DPRC will vest in full following a change of control, which definition includes the consummation of the Offer and/or the Merger. In addition, if Ms. Weaver is terminated without cause, the members of the Board of Directors who were not directly involved in her termination will consider accelerating the vesting of her options. Ms. Weaver's employment agreement also includes certain non-competition agreements, confidentiality agreements and indemnification provisions. In connection with the Merger Agreement, Ms. Weaver entered into an amendment to her employment agreement, to be effective as of the closing date of the Merger, that provides for a three-year term expiring on the third anniversary of the closing date. The amendment provides that Ms. Weaver will serve in a position with Parent equivalent to a senior manager, and that the appointment to such position and any change in her duties or responsibilities, subject to certain exceptions, will not constitute "good reason" for termination under her employment agreement. Additionally, Ms. Weaver will no longer receive a bonus based on the determination of the DPRC Board of Directors as disclosed above, but will be eligible to participate in Parent's executive bonus plan, subject to the determinations of the compensation committee of Parent. Any stock options granted to Ms. Weaver after the closing of the Merger will be subject to the terms and conditions of the stock option plan from which they were granted.

     Mr. Connell entered into a three-year amended and restated employment agreement with the Company on May 4, 1999. Previously Mr. Connell had a four-year employment agreement. Mr. Connell's current employment agreement provides for a base salary of $255,000 per year and an incentive bonus of up to 200% of his base salary under an incentive plan which may be based on the achievement of financial goals or individual accomplishments, or both, as determined by the Board of Directors with the recommendation of the Compensation Committee. If Mr. Connell's employment is terminated without cause, or if he resigns for good reason, he is entitled to receive his base salary and certain benefits for up to 18 months and a prorated incentive bonus through the date of termination. In addition, unless his employment is terminated for cause, Mr. Connell shall continue to receive from the Company group medical and life insurance until he reaches age 65. In connection with his previous employment agreement, Mr. Connell was granted an option to purchase 25,000 shares of Common Stock under the Company's 1994 Stock Option Plan, effective January 15, 1996. The option has an exercise price of $9.00 per share and vests over four years, with 25% vesting on the first anniversary of the date of grant, and the remainder vesting in 12 equal quarterly installments over the following three years. Mr. Connell was previously and subsequently granted additional stock options. See "-- Fiscal Year-End Option Values" for the total number of unexercised options held by Mr. Connell as of July 31, 1998. Mr. Connell's current employment agreement also provides that upon a change of control, which definition includes the consummation of the Offer and/or the Merger, his stock options will become immediately vested and exercisable for a period not to exceed the lesser of two years or the date on which the options would otherwise have terminated. In addition, if Mr. Connell is terminated without cause, the members of the Board of Directors who were not directly involved in his termination will consider accelerating the vesting of his options. Mr. Connell's employment agreement also includes certain non-competition, confidentiality and indemnification provisions. In connection with the Merger Agreement, Mr. Connell entered into an amendment to his employment agreement to be effective as of the closing date of the Merger, that provides for a term expiring 90 days from the closing date, with the term automatically extended for an additional 90 days by mutual consent. The amendment provides that Mr. Connell will serve in a position with Parent equivalent to a senior manager, and that the appointment to such position and any change in his duties or responsibilities, subject to certain exceptions, will not constitute "good reason" for termination under his employment agreement. Additionally, Mr. Connell will no longer receive a bonus based on the determination of the DPRC Board of Directors as disclosed above but will be eligible to participate in Parent's executive bonus plan, subject to the determinations of the compensation committee of Parent. Any stock options granted to Mr. Connell prior to the closing of the Merger will, upon a change of control during the term of his employment, become immediately exercisable for a period not to exceed the lesser of two years or the date on which the options would otherwise have terminated. Any stock options granted after the closing of the Merger will be subject to the terms and conditions of the stock option plan from which they were granted.

     Mr. Earley entered into a two-year amended and restated employment agreement with the Company on May 26, 1999 which provides for a base salary of $225,000 and an incentive plan under which he may earn up to 200% of his base salary. The bonus is to be based upon the achievement of financial goals and subject to such terms and conditions as determined by the Board of Directors with the recommendation of the Compensation Committee. If Mr. Earley is terminated without cause, or if he resigns for good reason, he is entitled to receive his base salary and certain benefits for up to 12 months and a prorated incentive bonus through the date of termination. In connection with his previous employment agreement, Mr. Earley was granted an option to purchase 80,000 shares of Common Stock under the Company's 1994 Stock Option Plan effective March 5, 1996. The option has an exercise price of $14.00 per share and vests over four years, with 25% vesting on the first anniversary of the date of grant, and the remainder vesting in 12 equal quarterly installments over the following three years. Since this initial grant, Mr. Earley was granted additional stock options. See "--Fiscal Year-End Option Values" for the total number of unexercised options held by Mr. Earley as of July 31, 1998. Mr. Earley's current employment agreement also provides that all options previously granted to Mr. Earley, as well as all future options, will vest in full upon a change of control, which definition includes the consummation of the Offer and/or the Merger. In addition, if Mr. Earley is terminated without cause, the members of the Board of Directors who were not directly involved in his termination will consider accelerating the vesting of his options. Mr. Earley's employment agreement also includes certain non-competition, confidentiality and indemnification provisions.

     Mr. Tipton entered into a two-year employment agreement with the Company on March 29, 1999 which provides for a base salary of $150,000 and an incentive plan under which he is able to earn up to 200% of his base salary which may be based on the achievement of financial goals or individual accomplishments, or both, and subject to such terms and conditions as determined by the Board of Directors with the recommendation of the Compensation Committee. If Mr. Tipton is terminated without cause, or if he resigns for good reason, he is entitled to receive his base salary and certain benefits for up to 12 months and a prorated incentive bonus through the date of termination. Mr. Tipton was granted an option to purchase 25,000 shares of Common Stock under the Company's 1994 Stock Option Plan. The option has an exercise price of $12.00 per share and vests over four years, with 25% vesting on the first anniversary of the date of grant, and the remainder vesting in 12 equal quarterly installments over the following three years, provided however, that the option will vest in full upon a change of control, which definition includes the consummation of the Offer and/or the Merger. In addition, if Mr. Tipton is terminated without cause, the members of the Board of Directors who were not directly involved in his termination will consider accelerating the vesting of his options. Mr. Tipton's employment agreement also includes certain non-competition, confidentiality and indemnification provisions.

     Mr. Vadnais entered into a three-year employment agreement with the Company on May 4, 1999. This agreement provides for a base salary of $315,000 per year and an incentive bonus of up to 200% of his base salary. The bonus may be based on the achievement of financial goals or individual achievements, or both, as determined by the Board of Directors with the recommendation of the Compensation Committee. DPRC may terminate Mr. Vadnais' employment with or without cause. If Mr. Vadnais' employment is terminated without cause, or if he resigns with good reason, he is entitled to receive his base salary and certain benefits for up to 12 months and is entitled to receive a prorated incentive bonus through the date of termination. Mr. Vadnais was granted an option to purchase 320,000 shares of Common Stock under DPRC's 1994 Stock Option Plan. The option has an exercise price of $13.625 per share and vests over four years, with 25% vesting on the first anniversary of the date of grant, and the remainder vesting in 12 equal quarterly installments over the following three years, provided, however, that the option will vest in full upon a change of control, which definition includes the consummation of the Offer and/or the Merger. However, the Company is currently negotiating to limit the number of Mr. Vadnais' options subject to accelerated vesting in order to eliminate any excess parachute payments under Sections 280G and 4999 of the Internal Revenue Code. In addition, if Mr. Vadnais is terminated without cause, the members of the Board of Directors who were not directly involved in his termination will consider accelerating the vesting of his options. Mr. Vadnais' employment agreement also includes certain non-competition, confidentiality and indemnification provisions. Mr. Vadnais entered into an amendment to his employment agreement, to be effective as of the closing date of the Merger, that provides for a three-year term expiring on the third anniversary of the closing date. The amendment provides that Mr. Vadnais will serve in a position with Parent equivalent to a senior manager, and that the appointment to such position and any change in his duties or responsibilities, subject to certain exceptions, will not constitute "good reason" for termination under his employment agreement. Additionally, Mr. Vadnais will no longer receive a bonus based on the determination of the DPRC Board of Directors as disclosed above but will be eligible to participate in Parent's executive bonus plan, subject to the determinations of the compensation committee of Parent. Any stock options granted to Mr. Vadnais after the closing of the Merger will be subject to the terms and conditions of the stock option plan from which they were granted.

     Mr. Gallagher entered into a two-year employment agreement with the Company on May 26, 1999 that provides for a base salary of $200,000 and an incentive plan under which he may earn up to 200% of his base salary which may be based upon the achievement of financial goals or individual accomplishments, or both, as determined by the Board of Directors with the recommendation of the Compensation Committee. If Mr. Gallagher is terminated without cause, or if he resigns for good reason, he is entitled to receive his base salary and certain benefits for up to 12 months and a prorated incentive bonus through the date of termination. Mr. Gallagher currently has an option to purchase 84,978 shares and an option to purchase 29,231 shares of Common Stock at an exercise price of $3.57 per share and $6.37 per share, respectively, which were granted under the Data Processing Resources Corporation Stock Option Plan for the Employees of Systems & Programming Consultants, Inc., as amended (the "SPC Plan"). The options are fully vested. Mr. Gallagher's employment agreement also provides that all future options will vest in full upon a change of control, which definition includes the consummation of the Offer and/or the Merger. In addition, if Mr. Gallagher is terminated without cause, the members of the Board of Directors who were not directly involved in his termination will consider accelerating the vesting of his options. Mr. Gallagher's employment agreement also includes certain non-competition, confidentiality and indemnification provisions.

     Mr. Adams has a separation agreement with DPRC under which his employment terminates on December 31, 1999, or such earlier date as the Company requests. The agreement also provides for severance compensation of $75,000 upon termination of his employment and an incentive bonus for the entire 1999 fiscal year of up to 100% of his base salary, based primarily on the achievement of specified financial objectives and a prorated bonus for fiscal year 2000 from August 1 through his date of termination. Mr. Adams is also entitled to a $25,000 retention bonus which amount may be increased at the sole discretion of DPRC's President. Mr. Adams was granted options to purchase 30,000 shares and 5,000 shares of Common Stock on June 2, 1998 and October 20, 1998 under the Company's 1994 Stock Option Plan at exercise prices of $29.125 per share and $19.75 per share, respectively. Each option vests over four years, with 25% vesting on the first anniversary date of the grant, and the remainder vesting in 12 equal quarterly installments over the following three years. Mr. Adams' separation agreement provides that any options that are vested on the date of his termination must be exercised within 90 days after such date, or the date of expiration of their term, whichever occurs first.

STOCK OPTIONS

     The following table sets forth information concerning each grant of stock options made during fiscal 1998 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                            ---------------------------------------------                 POTENTIAL REALIZABLE
                                                  PERCENT OF                                VALUE AT ASSUMED
                                                    TOTAL                                 ANNUAL RATES OF STOCK
                                                   OPTIONS                               PRICE APPRECIATION FOR
                             NUMBER OF SHARES     GRANTED TO    EXERCISE                     OPTION TERM(1)
                            UNDERLYING OPTIONS   EMPLOYEES IN     PRICE     EXPIRATION   -----------------------
NAME                             GRANTED            PERIOD      PER SHARE      DATE         5%           10%
----                        ------------------   ------------   ---------   ----------   ---------   -----------
Mary Ellen Weaver.........            --              --             --            --          --            --
David M. Connell..........        30,000(2)(3)       7.4%        $22.25      10/30/07    $419,787    $1,063,823
Michael A. Piraino........        25,000(2)(4)       6.2%        $22.25      10/30/07    $349,823    $  886,519
Richard E. Earley.........        15,000(2)(3)       3.7%        $22.25      10/30/07    $209,894    $  531,912

---------------
(1) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and does not take into account the Offer price or any grants of stock options made after July 31, 1998.

(2) The options vest over a four-year period with 25% becoming exercisable on October 31, 1998 and the remaining 75% vesting in equal quarterly installments thereafter over the three years ending October 31, 2001.

(3) The options become immediately exercisable upon (i) any merger or consolidation where the Company is not the continuing or surviving corporation or pursuant to which all, or substantially all, of the Company's Common Stock is converted into cash, other property or securities of another corporation, other than a merger or consolidation in which the shares of the Company's Common Stock outstanding immediately prior to such merger or consolidation represent or are converted into securities representing more than 50% of the voting power of the surviving corporation or the parent of such corporation, (ii) any sale or other transfer of all, or substantially all, of the assets of the Company, (iii) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (iv) any "person" becoming the beneficial owner of 35% or more of the Company's Common Stock, or (v) a change of control of a nature that would be required to be reported under the Exchange Act, regardless of whether the Company is subject to such reporting requirements at such time.

(4) Mr. Piraino resigned effective as of January 31, 1999. All such options have been cancelled.

     The following table sets forth the number and value as of July 31, 1998 of shares underlying unexercised options held by each of the Named Executive Officers.

                         FISCAL YEAR-END OPTION VALUES

                                                  NUMBER OF SHARES              VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                            OPTIONS AS OF JULY 31, 1998      AS OF JULY 31, 1998(1)($)
                                            ----------------------------    ----------------------------
NAME                                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                        -----------    -------------    -----------    -------------
Mary Ellen Weaver(2)......................     40,500         13,500        $  647,798      $  215,933
David M. Connell(3)(4)....................    157,072         49,128        $4,489,082      $  693,451
Michael A. Piraino(5).....................     29,750         64,750        $  556,254      $1,116,689
Richard E. Earley(3)(6)...................     57,250         55,750        $1,030,914      $  911,971

---------------
(1) Based on the fair market value (the closing price for the Company's Common Stock as reported on the Nasdaq National Market as of July 31, 1998, ($32.875 per share)), less the exercise price payable upon exercise of such options and does not take into account the Offer Price or any grants of stock options made after July 31, 1998.

(2) All of the options granted to Ms. Weaver vest over a two-year period in eight equal quarterly installments beginning on February 26, 1997 and ending on November 26, 1998.

(3) The options become immediately exercisable upon (i) any merger or consolidation where the Company is not the continuing or surviving corporation or pursuant to which all, or substantially all, of the Company's Common Stock is converted into cash, other property or securities of another corporation, other than a merger or consolidation in which the shares of the Company's Common Stock outstanding immediately prior to such merger or consolidation represent or are converted into securities representing more than 50% of the voting power of the surviving corporation or the parent of such corporation, (ii) any sale or other transfer of all, or substantially all, of the assets of the Company, (iii) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (iv) any "person" becoming the beneficial owner of 35% or more of the Company's Common Stock, or (v) a change of control of a nature that would be required to be reported under the Exchange Act regardless of whether the Company is subject to such reporting requirements at such time.

(4) 119,200 of the options granted to Mr. Connell are subject to vesting over a three and one-half year period. Of such options, 25% became exercisable on March 1, 1995 and the remaining 75% vest in equal quarterly installments thereafter over the three years ending March 1, 1998. 25,000 of the options granted to Mr. Connell vest over a four-year period with 25% exercisable on January 15, 1997 and the remaining 75% vesting in equal quarterly installments thereafter over the three years ending January 15, 2000. 28,000 of the options granted to Mr. Connell vest over a two-year period in eight equal quarterly installments beginning on February 26, 1997 and ending on November 26, 1998. 4,000 of the options granted to Mr. Connell vest over a four-year period with 25% exercisable on March 25, 1998 and the remaining 75% vesting in equal quarterly installments thereafter over the three years ending March 25, 2001. The remaining 30,000 options granted to Mr. Connell vest as set forth in the Option Grants in Last Fiscal Year Table above.

(5) Mr. Piraino resigned effective as of January 31, 1999. All options granted to Mr. Piraino were either exercised or cancelled.

(6) 23,000 of the options granted to Mr. Earley vest over a two-year period in eight equal quarterly installments beginning on February 26, 1997 and ending on November 26, 1998. 15,000 options granted to Mr. Earley vest as set forth in the Option Grants in Last Fiscal Year Table above. The remaining 75,000 options granted to Mr. Earley vest as set forth in "-- Employment Agreements and Change in Control Arrangements."

1994 STOCK OPTION PLAN

     The Company's 1994 Stock Option Plan (the "1994 Plan") permits option grants to employees, directors, officers and consultants of the Company in order to further the growth, development and financial success of the Company. The 1994 Plan provides for the grant of incentive stock options and non-statutory stock options. The Company has reserved 3,000,000 shares of Common Stock for issuance upon the exercise of options granted under the 1994 Plan. The Board of Directors or the Compensation Committee has discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, and the vesting schedule to be in effect for the option grant. The maximum term of options granted under the 1994 Plan is ten years, subject to earlier termination following an optionee's cessation of service with the Company. Options granted under the 1994 Plan are non-transferable and generally expire 90 days after the termination of an optionee's service to the Company. If a holder of an option is permanently disabled or dies during his or her service to the Company, such option generally may be exercised up to one year (90 days for death) following such disability or death. Subject to certain restrictions, the Board may amend or modify the 1994 Plan at any time. The 1994 Plan will terminate on December 31, 2004, unless sooner terminated by the Board.

STOCK OPTION PLAN FOR THE EMPLOYEES OF SYSTEMS & PROGRAMMING CONSULTANTS, INC.

     DPRC assumed the Stock Option Plan of Systems & Programming Consultants, Inc. in connection with the merger, consummated on December 21, 1998, pursuant to which SPC became a wholly owned subsidiary of DPRC. The plan was renamed the Data Processing Resources Corporation Stock Option Plan for the Employees of Systems & Programming Consultants, Inc., as amended and DPRC agreed to amend and convert each outstanding and vested option under the SPC Plan into an option to acquire the number of shares of Common Stock determined by multiplying the number of shares of SPC common stock previously purchasable pursuant to the option by the exchange ratio calculated in accordance with the merger agreement between DPRC and SPC. The Company has reserved 1,091,441 shares of Common Stock for issuance upon the exercise of options granted under the SPC Plan. Options for all 1,091,441 have been granted and are fully vested. DPRC has no duty to issue any additional options under the SPC Plan, other than those outstanding at the effective time of the SPC merger, and does not intend to do so. The maximum term of options granted under the SPC Plan is ten years, subject to earlier termination upon the cessation of an optionee's service with the Company under certain circumstances. Options granted under the SPC Plan are not transferable and generally terminate immediately upon an optionee's cessation of service with the Company. If the holder of an option retires with the consent of DPRC, the option may be exercised within three months after such retirement. If the holder of an option dies while employed by the Company, or within three months after retiring with the Company's consent, the option may be exercised to the same extent that the optionee was entitled to exercise the option as of the date of death. The SPC Plan will terminate on December 1, 2006, unless sooner terminated by the Board of Directors of DPRC.

EMPLOYEE STOCK PURCHASE PLAN

     On October 1, 1996, the Company adopted an Employee Stock Purchase Plan, as amended (the "Purchase Plan") which was approved by the shareholders on December 17, 1996. The Purchase Plan allows employees of the Company to purchase Common Stock, without having to pay any commissions on the purchases. The maximum amount that any employee can contribute to the Purchase Plan per quarter is $6,250, and the total number of shares which are reserved by the Company for purchase under the Purchase Plan is 250,000 of which 186,260 shares were available for purchase as of July 31, 1998. Subject to consummation of the Merger, the Purchase Plan will terminate on July 31, 1999.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by California law against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director or officer of the Company. The Company is also required to advance to such director or officer expenses incurred in defending any such proceeding, to the maximum extent permitted by such law. The Company's Bylaws also provide that the Board, in its discretion, may provide for indemnification of or advance of expenses to other agents of the Company. The Company is also authorized under its Articles of Incorporation and Bylaws to enter into indemnification agreements with its directors, officers, employees and agents, and indemnification agreements were entered into with all of the Company's directors and certain officers. The Company has purchased liability insurance covering its directors and officers.

     In addition, the Company's Articles of Incorporation provide that the liability of the Company's directors for monetary damages will be eliminated to the fullest extent permissible under California law. This provision in the Articles of Incorporation does not eliminate a director's duty of care to the Company, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief would remain available under California law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     To the extent the Board or the shareholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Articles of Incorporation or Bylaws, such repeal or limitation may not be effective as to directors and officers who are parties to the indemnification agreements, because their rights to full protection would be contractually assured by the indemnification agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee was established prior to the beginning of fiscal 1997 and during fiscal 1998 consisted of Mr. Lewis and Mr. Haden. Neither Mr. Lewis nor Mr. Haden was at any time during fiscal 1997 or fiscal 1998 or at any other time an officer or employee of the Company. There are no compensation committee interlocks between the Company and other entities involving the Company's executive officers and Board members who serve as executive officers or Board members of such other entities.

                              CERTAIN TRANSACTIONS

     Two Directors of the Company, J. Christopher Lewis and Patrick C. Haden, and Richard J. Riordan, a beneficial owner of more than 5% of the shares of Common Stock of the Company, can require the Company to register the shares of Common Stock owned by them for resale at any time under both demand registration rights and piggyback registration rights. See "Security Ownership of Certain Beneficial Owners and Management."

     In fiscal 1994, one of the Company's larger clients desired to outsource its entire information systems department through an employee leasing arrangement which would not adversely affect the employment package for the personnel staffing such department. Because the Company does not provide such employee leasing services and was unable to provide a comparable employment package to consultants working for this company, a separate company, Information Technology Resources, Inc. ("ITR"), was formed by Mary Ellen Weaver, the Company's Chief Executive Officer, and certain other persons, including certain former employees of the client, with Ms. Weaver serving as a director of ITR and owning approximately 79% of the outstanding capital stock as of July 31, 1998. Effective as of December 31, 1998, Ms. Weaver sold a portion of her stock in ITR to reduce her ownership interest to less than 10% of the outstanding capital stock. The Company provides certain management services to ITR to support its operations, for which the Company receives a management fee. Management fees earned by the Company were $360,000, $1,035,000 and $1,084,000 for the fiscal years ended 1998, 1997 and 1996, respectively. The management fees paid to DPRC have historically represented in excess of 90% of ITR's profit before such management fees. As part of the services provided to ITR, the Company from time to time makes advances to ITR to assist it with its working capital needs. ITR also contracts with the Company for technical consultants to meet its staffing needs. Revenues from the billing of technical consultants to ITR were $3,012,000, $3,460,000 and $4,974,000 for the fiscal years ended 1998, 1997 and
1996, respectively. The Company also had trade accounts receivable for technical consultants due from ITR of $154,000, $180,000 and $133,000 as of July 31, 1998, 1997 and 1996, respectively. Management believes that the terms of DPRC's relationship with ITR, taken as a whole, are no less favorable to the Company than could be obtained in a transaction with an unrelated third party and that the management services arrangement with ITR is at least as profitable to the Company as if the Company were to provide services to ITR's client directly. Receivables from affiliates (including a receivable from ITR related to these management services) amounted to $16,000, $23,000 and $104,000 as of July 31, 1998, 1997 and 1996, respectively. Effective August 1, 1997 the management service agreement with ITR has been renegotiated to reflect a reduction in the management fee.

     Mary Ellen Weaver has agreed, pursuant to her Employment Agreement effective August 1, 1995, as amended and restated as of May 26, 1999, to reimburse the Company for certain income tax deficiencies and related interest for periods prior to fiscal 1996 which were paid by the Company. In October 1998, Ms. Weaver paid the Company $51,692.50 and an additional $148,307.50 remains due. Pursuant to a letter agreement dated February 7, 1996, RLH, an entity affiliated with two of the Company's directors, Mr. Lewis and Mr. Haden, has agreed to pay Mary Ellen Weaver up to $100,000 of the amount that Ms. Weaver is required to pay the Company.

     In fiscal 1998, Christopher W. Lancashire, a beneficial holder of more than five percent of the Common Stock and a former member of the Company's Board of Directors, and the former President of Computec International Strategic Resources, Inc. ("Computec"), one of the Company's operating subsidiaries, acquired a 33% ownership interest in Message & Ques Tech., Inc. ("MQTECH"), a software development company, which interest was subsequently increased to 80%. The Company was providing technical consultants to MQTECH through its Computec subsidiary. Revenue from MQTECH totaled approximately $1.3 million for fiscal 1998 and accounts receivable as of July 31, 1998 totaled approximately $629,000. Mr. Lancashire and his spouse have provided a personal guarantee for payment of all accounts receivable owed to the Company by MQTECH through February 1999.

     The Company acquired Computec by merger in April 1997. In connection with the acquisition of Computec, Mr. Lancashire entered into an employment agreement effective with Computec which expired on December 31, 1998. Under the terms of the merger agreement with Computec, the Company is obligated to make earnout payments contingent upon Computec's earnings before interest and taxes through December 31, 1998 (the "Computec Earnout") to Mr. Lancashire, the former owner of Computec, his wife and a related trust. The maximum amount that Mr. Lancashire or his spouse may receive in connection with the Computec Earnout, either individually or beneficially, is an aggregate of approximately $36.5 million which is payable in a combination of 60% in cash and 40% in shares of restricted Common Stock. The first installment of the Computec Earnout payment, consisting of $390,000 in cash and 14,970 of restricted Common Stock, valued at approximately $241,000, was paid in October 1997. The second installment of the Computec Earnout payment, consisting of $2.3 million in cash and 51,854 shares of restricted Common Stock, valued at approximately $1.2 million, was paid in June 1998. The third installment of the Computec Earnout payment, consisting of $3.4 million in cash and 73,078 shares of restricted Common Stock valued at approximately $1.8 million, was paid in September 1998 and was accrued as of July 31, 1998 upon resolution of the earnout contingency. The fourth and final installment of the Computec Earnout was due in April 1999. The Company believes that the final earnout payment, as adjusted, should be approximately $3.8 million, and has recorded this estimate as an accrued liability. The parties are still in the process of reviewing the earnout calculation in which the former Computec shareholders have disagreed with approximately $9 million of such adjustments and contend that the final payment should be approximately $13 million. Although there is no legal action currently pending, the Company has requested mediation and, if necessary, will demand arbitration of this dispute in accordance with the terms of the merger agreement. As a result, the ultimate amount of the final earnout payment to be made by the Company is uncertain. In addition, Mr. Lancashire and his spouse were granted registration rights with respect to all shares of the Common Stock received in connection with the acquisition of Computec and any additional shares of Common Stock issued to the Lancashires' in connection with the Computec Earnout.

     In connection with the consummation of the acquisition of SPC by the Company, Thomas G. Carlisle, a director of the Company, his brother, Richard K. Carlisle, a director and officer of SPC prior to the merger and an employee of SPC after the merger, and Robert J. Gallagher, an executive officer of the Company, each received $100,000 for signing a noncompetition agreement pursuant to which each agreed that for a period of three years from December 21, 1998 or two years after the date of termination of his employment with the acquiring company, whichever is the last to occur, he will not, without the prior written consent of the Company, directly or indirectly, in the United States, be connected in any manner with any business which competes with the business of the acquiring company. They also each received, effective as of December 21, 1998, an employment agreement with a term of one to three years which provides for a base salary of $125,000 plus the right to receive a bonus of up to 40% of base salary if certain earnings thresholds for the business of SPC are achieved. Mr. Gallagher entered into a new employment agreement with the Company effective as of May 26, 1999. See "Employment Agreements and Change in Control Arrangements." Pursuant to the SPC merger agreement, options to purchase up to 230,000 shares of Common Stock under the 1994 Plan were granted to certain employees of SPC as of December 21, 1998 at an exercise price of $25.875 per share. In addition, under the terms of the SPC merger agreement, Thomas Carlisle was nominated and elected as a director of the Company in January 1999. In the merger, Thomas Carlisle received an aggregate of 1,153,153 shares of Common Stock of the Company, Richard Carlisle received an aggregate of 1,153,063 shares of Common Stock of the Company and Mr. Gallagher received an aggregate of 278,741 shares of Common Stock of the Company. See "Security Ownership of Certain Beneficial Owners and Management."

     The Company has been advised that: (i) the Equitable Companies Incorporated ("Equitable"), as part of a group, is the beneficial owner of more than 5% of the Company's Common Stock, which shares of Common Stock are held by Alliance Capital Management L.P., a subsidiary of Equitable; and (ii) Equitable has a controlling interest in Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking firm that has rendered investment banking services to the Company from time to time and has received approximately $1,100,000 from the Company in fees, discounts and commissions during fiscal 1998.

                      COMPLIANCE WITH SECTION 16(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's directors and certain of its officers, and persons who own more than 10% of a registered class of the Company's equity securities (collectively, "Insiders"), to file reports of ownership and changes in ownership with the Commission. Insiders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 3, 4 or 5 were required for those persons, the Company believes that its Insiders complied with all applicable Section 16(a) filing requirements for fiscal 1998, except with respect to the filing of a late Form 3 to report the addition of James Adams as a Section 16 officer and to report an option grant to him, the filing of a late Form 4 to report the exercise of certain stock options and the subsequent sale of the underlying shares by David Connell, the failure to file Forms 4 to report the acquisition of shares by Christopher Lancashire in connection with the Computec Earnout, and the filing of a late Form 5 to report certain option grants to each of David Connell, Richard Earley and Michael Piraino.

                                                                         Annex B

                             THOMAS WEISEL PARTNERS
--------------------------------------------------------------------------------
                                MERCHANT BANKING

                           PERSONAL AND CONFIDENTIAL

                                                                   June 23, 1999

Board of Directors
Data Processing Resources Corporation
18301 Von Karman Avenue
Suite 600
Irvine, CA 92612

Ladies and Gentlemen:

     We understand that Data Processing Resources Corporation, a California corporation (the "Company"), Compuware Corporation, a Michigan corporation (the "Parent"), and COMP Acquisition Co., a California corporation and a wholly-owned subsidiary of Parent (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, dated as of June 23, 1999 (the "Agreement"), pursuant to which (i) the Parent and the Acquisition Sub would commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of common stock, no par value, of the Company (the "Shares") for $24.00 per Share, net to the seller in cash, without interest (the "Consideration"), and (ii) following the Tender Offer, the Acquisition Sub would be merged with and into the Company in a merger (the "Merger") in which each Share not acquired in the Tender Offer, other than Shares held by the Company or any subsidiary of the Company or by the Parent or any subsidiary of the Parent or as to which dissenters' rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." The Merger Agreement contains a more complete description of the Transaction.

     You have asked for our opinion as investment bankers as to whether the Consideration to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Transaction is fair to such holders from a financial point of view, as of the date hereof. As you are aware, we were not requested to nor did we solicit or assist the Company in soliciting indications of interest from third parties for all or any part of the Company.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and interim periods to April 30, 1999 and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of a draft of the Merger Agreement dated June 22, 1999; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Shares; (iv) compared the Company from a financial point of view with certain other companies which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations which we deemed to be comparable, in whole or in part, to the Transaction; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to us by the Company, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and

                             THOMAS WEISEL PARTNERS
--------------------------------------------------------------------------------
                                MERCHANT BANKING

discussed the Transaction and the Merger Agreement and other matters related thereto with the Company's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to us by the Company, upon your advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Transaction and the Merger Agreement. We have assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

     We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, including rendering this opinion, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have not, in the past, provided financial advisory or financial services to the Company or Parent, though individual partners or employees may have done so in the course of their work with prior employers. Further, in the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is directed to the Board of Directors of the Company in its consideration of the Transaction and is not a recommendation as to whether or not shareholders should tender their Shares in connection with such Transaction or, if a shareholder vote is required, how such shareholders should vote on the Merger or any matter related thereto. Further, this opinion addresses only the financial fairness of the Consideration to be received by the shareholders in the Transaction and does not address the relative merits of such Transaction and any alternatives to such Transaction, the Company's underlying decision to proceed with or effect the Transaction, or any other aspect of such Transaction. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement, tender offer statement or prospectus filed with the Securities and Exchange Commission in connection with the Transaction.

                             THOMAS WEISEL PARTNERS
--------------------------------------------------------------------------------
                                MERCHANT BANKING

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Transaction is fair to such shareholders from a financial point of view, as of the date hereof.

                                       Very truly yours,

                                       /s/ THOMAS WEISEL PARTNERS LLC SIGNATURE

                                       THOMAS WEISEL PARTNERS LLC

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
Exhibit 1     Form of Offer to Purchase dated June 30, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchaser's
              Tender Offer Statement on Schedule 14D-1 dated June 30, 1999
              (the "Schedule 14D-1")).*
Exhibit 2     Form of Letter of Transmittal (incorporated by reference to
              Exhibit (a)(2) to the Schedule 14D-1).*
Exhibit 3     Letter to Shareholders of Data Processing Resources
              Corporation dated June 30, 1999.*
Exhibit 4     Text of Joint Press Release issued by Compuware Corporation and the Company on June 24, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 5     Summary Advertisement as published in the New York Times on
              June 30, 1999 (incorporated by reference to Exhibit (a)(7)
              to the Schedule 14D-1).
Exhibit 6     Opinion of Thomas Weisel Partners LLC (included as Annex B to the Schedule 14D-9).*
Exhibit 7     Agreement and Plan of Merger dated as of June 23, 1999,
              among Data Processing Resources Corporation, Compuware
              Corporation, and COMP Acquisition Co. (incorporated by
              reference to Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 8     Shareholder Tender and Voting Agreement dated as of June 23,
              1999, among COMP Acquisition Co. and certain shareholders
              and option holders of Data Processing Resources Corporation
              (incorporated by reference to Exhibit (c)(4) to the Schedule
              14D-1).
Exhibit 9     Confidentiality Agreement between Compuware Corporation, and
              Data Processing Resources Corporation dated as of May 13,
              1999 (incorporated by reference to Exhibit (c)(5) to the
              Schedule 14D-1).
Exhibit 10    Employment Agreement between Data Processing Resources
              Corporation and Thomas A. Vadnais dated as of May 4, 1999
              (incorporated by reference to Exhibit 10.4 to Data
              Processing Resources Corporation's Quarterly Report on Form
              10-Q for the quarter ended April 30, 1999 (the "April 1999
              10-Q")).
Exhibit 11    Amended and Restated Employment Agreement between Data
              Processing Resources Corporation and Mary Ellen Weaver dated as of May 26, 1999 (incorporated by reference to Exhibit
              10.6 of the April 1999 10-Q).
Exhibit 12    Amended and Restated Employment Agreement between Data
              Processing Resources Corporation and David M. Connell dated as of May 4, 1999 (incorporated by reference to Exhibit 10.2 of the April 1999 10-Q).
Exhibit 13    Employment Agreement between Data Processing Resources
              Corporation and Richard D. Tipton dated as of March 29, 1999
              (incorporated by reference to Exhibit 10.5 of the April 1999
              10-Q).
Exhibit 14    Employment Agreement between Data Processing Resources
              Corporation and Richard E. Earley dated as of May 26, 1999
              (incorporated by reference to Exhibit 10.7 of the April 1999
              10-Q).
Exhibit 15    Employment Agreement between Data Processing Resources
              Corporation and Robert J. Gallagher dated as of May 26, 1999
              (incorporated by reference to Exhibit 10.3 of the April 1999
              10-Q).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
Exhibit 16    Amendments to Employment Agreements dated as of June 23,
              1999 among Compuware Corporation, Data Processing Resources
              Corporation and Mary Ellen Weaver, Thomas V. Vadnais and
              David M. Connell, respectively (incorporated by reference to
              Exhibit (c)(2) to the Schedule 14D-1).
Exhibit 17    Noncompetition Agreements dated as of June 23, 1999 among
              Compuware Corporation, Data Processing Resources
              Corporation, Mary Ellen Weaver and David M. Connell,
              respectively (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

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* Included with Schedule 14D-9 mailed to shareholders.